Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Statement of ADOMANI, Inc. and subsidiaries (collectively, the “Company”) on Form 1-A of our report dated August 17, 2016 except for Notes 5 and 11 as to which the date is October 5, 2016, with respect to the audited consolidated balance sheets of ADOMANI, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” in such Offering Statement.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

November 15, 2016